UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


This form 6-K consists of the following exhibits attached hereto:


1. Press release dated July 23, 2010, relating to Tongxin
   International Ltd. receives NASDAQ Staff Deficiency
   Letter.

-------------------------------------------------------------------------
                                       Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)

                                       By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

Date: July 23, 2010


=========================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated July 23, 2010, relating to Tongxin
   International Ltd. receives NASDAQ Staff Deficiency
   Letter.

=========================================================================

CHANGSHA, China, July 23, 2010 /Xinhua-PRNewswire-FirstCall/ -- Tongxin International Ltd. (NASDAQ: TXIC - News), announced today that TXIC received a NASDAQ Staff Deficiency Letter on July 19, 2010 indicating that TXIC no longer complies with NASDAQ Listing Rules (the "Rules") for continued listing set forth in NASDAQ Listing Rule 5810(c)(2) (the "Rule") due to TXIC's failure to file its Form 20-F for the period ended December 31, 2009, by the due date, as extended by TXIC's filing under SEC Rule 12b-25, of July 15, 2010. Under the Rules, TXIC now has 60 calendar days to submit a plan to regain compliance. If NASADAQ accepts TXIC's plan of compliance, NASDAQ can grant an extension of up to 180 calendar days from the due date, as extended, or until January 11, 2011, to regain compliance. As previously announced in the Company's Form 6-K filed on July 15, 2010, this non-compliance resulted from the Company's inability to publish its audited consolidated financial statements for the year ended December 31, 2009 by the due date, as extended, of July 15, 2010.

NASDAQ's Staff Deficiency Letter requests the Company to provide a specific plan and timetable to achieve compliance with the Rules for continued listing on The NASDAQ Global Stock Market.

This announcement is being made in compliance with NASDAQ Listing Rule 5810(b), which requires prompt disclosure of receipt of the NASDAQ Staff Deficiency Letter.


About Tongxin International Ltd.
Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process.
EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders. Tongxin maintains a network of 130 customers throughout 20 provinces in China. Headquartered in Changsha, Tongxin also maintains regional manufacturing in Dali, Ziyang and Zhucheng.

FORWARD LOOKING STATEMENTS
Statements contained in this press release, which are not historical fact, constitute "Forward-Looking Statements." Actual results may differ materially due to numerous important factors that are described in Tongxin International's most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.


For more information, please contact:


COMPANY:

     Mr.   Rudy Wilson, CEO
     Tel:  248-593-8330
     Email:rudy@txicint.com

     Ms.   Jackie Chang, CFO
     Tel:  626-660-7117
     China:+86-13467553808
     Email:jackie@txicint.com
     Web:   www.txicint.com